Exhibit 99.3

TAOMEE HOLDINGS LIMITED

 (Incorporated in the Cayman Islands with Limited Liability)
(the “Company”)
(NYSE Ticker: TAOM)

Form of Proxy for Annual General Meeting (or any adjournment thereof) to be held on December 15, 2015 at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai, China.

Introduction

This Form of Proxy is furnished for use at the Annual General Meeting (the “AGM”) of the Company to be held at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai, China on December 15, 2015 at 11:30 a.m. (Beijing Time) (or any adjournment thereof) for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the ordinary shares of par value US$0.00002 each, (“Ordinary Shares”) at the close of business on November 16, 2015 (the “Record Date”) are entitled to receive notice of and to vote at the AGM.  Each Ordinary Share shall be entitled to one vote on all matters.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the proxy will exercise his/her discretion as to whether he/she votes and if so how.  Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation before the commencement of the AGM (or any adjournment thereof) at which the proxy is sought to be used or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) delivered to the Company’s office at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People’s Republic of China marked for the attention of Iris Li, not less than 48 hours before the time for holding the AGM or adjourned AGM in accordance with the Third Amended and Restated Articles of Association of the Company.

TAOMEE HOLDINGS LIMITED
 (Incorporated in the Cayman Islands with Limited Liability)
(NYSE Ticker: TAOM)

Form of Proxy for use at the Annual General Meeting (or any adjournment thereof) to be held on December 15, 2015 at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai, China.

I/We,                                                                                    of                                                                                                                                                                                                         , being the registered holder(s) of                       ordinary shares (Note 1)of par value US$0.00002 each, of Taomee Holdings Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or                                                                                                    of                                                                                                     as my/our proxy to attend and act for me/us at the Annual General Meeting (or any adjournment thereof) of the Company to be held at 11:30 a.m. (Beijing Time) on December 15, 2015 at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai, China, for the purpose of considering and, if thought fit, passing and approving the resolutions referred to in the Notice of General Meeting dated November 6, 2015, and at such meeting (or any adjournment thereof) in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, or on any other matter which may be considered at the annual general meeting (or any adjournment thereof) as my/our proxy thinks fit.

	Ordinary Resolutions	For	Against	Abstain
1.	That Mr. Roc Yunpeng Cheng be re-elected as a Class A Director of the Company
2.	That Mr. Changtian Wang be re-elected as a Class A Director of the Company
3.	That Mr. Ted Lai be re-elected as a Class A Director of the Company
4.	That each of the Directors be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

Dated , 2015	Signature(s)

Notes:

1                   Please insert the number of ordinary shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2                   If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead.  ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.